655 Fifteenth Street, N.W. Washington, D.C. 20005
Mark D. Director		Facsimile:
To Call Writer Directly:	(202) 879-5000	(202) 879-5200
(202) 879-5151
mdirector@kirkland.com	www.kirkland.com

July 21, 2008

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long
Mr. Craig Slivka Ms. Brigitte Lippmann
Ms. Patricia Armelin
Mr. John Cash

	Re:	Preliminary Proxy Statement on Schedule 14A File No. 1-06314 Amended July 3, 2008

To Whom It May Concern:

Perini Corporation, a Massachusetts corporation (“Perini”), is filing herewith by electronic transmission its amendment no. 2 (“Amendment No. 2”) to its preliminary proxy statement under cover of Schedule 14A (File No. 1-06314) (the “Proxy Statement”) relating to, among other things, the merger of Tutor-Saliba Corporation, a California corporation (“Tutor-Saliba”), with a subsidiary of Perini.

We will send to you under separate cover a copy of Amendment No. 2 to the Proxy Statement marked to show the changes made from its amendment no. 1 to the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 3, 2008. We have included in this letter Perini’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) dated July 15, 2008.

Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by Perini. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 2.

Chicago	Hong Kong	London	Los Angeles	Munich	New York	San Francisco

Securities and Exchange Commission

July 21, 2008

General

1. We note the penultimate paragraph on page 13 of your response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter including these representations.

In response to the Staff’s comment, Perini is filing by EDGAR a separate letter containing these representations together with the filing of Amendment No. 2.

Summary, page 1

Risk Factors, page 6

2. Please disclose in this section and the Risk Factors section beginning on page 25 the litigation related to the merger. Please also provide us a copy of the complaint.

In response to the Staff’s comment, Perini has revised the Risk Factors and this summary to add a risk factor regarding the litigation discussed in the Proxy Statement and a summary thereof, respectively. The new risk factor begins on page 29 and the additional information in the summary risk factors begins on page 7. In addition, Kirkland & Ellis LLP is sending to the Staff on a supplemental basis a copy of the complaint.

Background of the Merger, page 34

3. We note your response to comment 15 of our June 24, 2008 letter. However, please disclose all material pending issues referenced in the last sentence of the second paragraph on page 43.

In response to the Staff’s comment, Perini deleted the last sentence of this paragraph referenced by the Staff. On further review, this sentence was no longer necessary in light of the additional disclosures provided in amendment no. 1 to the Proxy Statement (“Amendment No. 1”).

Projected Financial Information, page 53

4. We note your response to comment 17 of our June 24, 2008 letter. While we would not object if you disclaim responsibility for whether financial projections are indicative of actual future results, your current disclaimer of any responsibility or association by the financial advisors with the projections discussed in the filing is too broad. We reissue our comment to revise your language. Please also tell us in your response what, if any, involvement the auditors had with the projections.

Securities and Exchange Commission

July 21, 2008

In response to the Staff’s comment, Perini has deleted reference to the financial advisors in the sentence referred to by the Staff so that the disclaimer of responsibility for the projections that was included in this section in Amendment No. 1 is no longer applicable to them. Perini has clarified by a new additional sentence those disclosures in the prior form of the sentence that are applicable to the financial advisors. These revisions appear on page 56.

Neither Perini’s nor Tutor-Saliba’s independent auditors were involved with the preparation or analysis of the projections presented. Perini has included specific disclosures on page 56 as referenced above about actions that the auditors did not take with respect to the projections to make this lack of involvement clear to Perini shareholders.

Opinion of UBS Securities, LLC, page 56

5. We note your response to comment 19 of our June 24, 2008 letter. However, please disclose all material factors and matters considered or delete the reference to “other things” if there were no further material factors considered.

In response to the Staff’s comment, Perini has deleted the phrase “among other things” that appeared on page 56 of Amendment No. 1.

6. It appears that some of the value ranges in the discounted cash flow analyses section do not fully agree with the ranges described in the board book, such as the values of the estimated after-tax synergies and the implied stand-alone range of equity values for Tutor-Saliba. Please reconcile or tell us why they differ.

Certain of the endpoints of the value ranges in the discounted cash flow analyses section were rounded upward or downward from the value ranges described in the board book, in each instance by immaterial amounts, constituting less than half of a percent. These calculations, by their nature and as disclosed in the Proxy Statement, involve a number of estimates and approximations, and therefore expressing the results to the penny (or, respectively, to the million), rather than in slightly more rounded numbers, may mislead a lay reader, who may be prone to confuse precision with accuracy, into ascribing greater accuracy to the endpoints of the ranges than they merit. Accordingly, in accordance with UBS’ convention for this presentation, Perini deemed it more appropriate to characterize the endpoints of the ranges as presented in the Proxy Statement as “approximately” the amounts presented.

Securities and Exchange Commission

July 21, 2008

7. We note your response to comment 20 of our June 24, 2008 letter. However, please clarify whether any companies and transactions meeting the selection criteria were excluded from the analysis. Were these 12 companies and 12 transactions the only ones meeting the requisite criteria?

The selection criteria for the selected companies and selected transactions reviewed by UBS, descriptions of which appear on page 63 and were added in response to comment 20 in the Staff’s June 24, 2008 letter, did not include any specific numeric or similar quantitative criteria. As disclosed on pages 60 and 62, (i) the financial and operating characteristics of Perini and Tutor-Saliba (including the business segments in which they operate) cause their financial results and the proposed merger to have limited comparability, for valuation purposes, to the other companies and transactions that UBS reviewed and (ii) UBS did not draw any conclusions from or with respect to the selected companies or selected transactions that UBS reviewed. Accordingly, we respectfully submit that the additional disclosure requested by the Staff is neither required nor necessary and would not provide meaningful disclosure to security holders.

Nevertheless, we believe that it would be helpful to discuss this comment further with the Staff, together with representatives of UBS, to ensure that we address any questions or additional thoughts the Staff may have with respect to this comment. We will contact the Staff promptly to attempt to schedule such a discussion.

8. We note the description of the analyses prepared by UBS includes information about certain values used by UBS when conducting the trading multiples and precedent transaction analyses. Please provide additional disclosure about the underlying data used to calculate these values, such as the high, mean, medium and low values calculated. It may be useful for security holders if this additional information is disclosed in tabular format.

As disclosed on pages 60 and 62, given the limited comparability of Perini, Tutor-Saliba and the proposed merger to other companies and transactions in the engineering and construction industry with publicly available data, UBS primarily relied upon its discounted cash flow analyses for purposes of UBS’ opinion. In response to comment 20 in the Staff’s June 24, 2008 letter, Perini added disclosure to provide additional information about the selected companies and selected transactions that UBS reviewed as requested by the Staff. We respectfully submit that the additional disclosure requested by the Staff in this comment is neither required nor necessary, would not provide meaningful disclosure to security holders and might be misleading in that, as disclosed on page 63, UBS did not draw any conclusions from or with respect to the selected companies or selected transactions that UBS reviewed.

Securities and Exchange Commission

July 21, 2008

Nevertheless, we believe that it would be helpful to discuss this comment further with the Staff, together with representatives of UBS, to ensure that we address any questions or additional thoughts the Staff may have with respect to this comment. We will contact the Staff promptly to attempt to schedule such a discussion.

Unaudited Pro Forma Condensed Financial Statements, page 113

9. Please revise your disclosure here as well as in your Summary and Risk Factor sections to include a comprehensive discussion of the underlying reasons why your preliminary estimated purchase price results in such a substantial premium over the estimated fair value of Tutor-Saliba’s net tangible and identifiable intangible assets.

In response to the Staff’s comment, Perini has revised Note 1 to provide the additional disclosure of the underlying reasons for goodwill on page 118. In addition, Perini has added similar disclosure in the Summary section under the heading “Merger Consideration” beginning on page 2 and has referenced this disclosure in an additional sentence in the risk factor “The combined company will record goodwill that could become impaired and adversely affect its operating results.” beginning on page 28. Perini believes that these additional disclosures further connect this analysis to the business rationale for the merger as determined by the Special Committee and as Perini has explained throughout the Proxy Statement.

10. Please provide us with a comprehensive discussion of what consideration you gave to whether a portion of your estimated purchase price should be allocated as compensation to Mr. Tutor. In this regard, we note your disclosure in several places throughout your filing including page 39 that the loss of the discontinuation of Mr. Tutor’s leadership could have a significant adverse impact on your operations. Therefore, please clarify for us how you evaluated the impact of Mr. Tutor’s continued employment on your future cash flows in your valuation estimates.

Under the guidance provided in SFAS 141, Perini concluded that it is inappropriate to allocate any portion of the purchase price for Tutor-Saliba to Mr. Tutor’s compensation under the Employment Agreement because it is not considered an identifiable intangible asset that is separable from the goodwill of Tutor-Saliba.

This determination reflects several factors:

First, the compensation to be paid to Mr. Tutor pursuant to the Employment Agreement was negotiated taking into account the current compensation Mr. Tutor receives for his services to Tutor-Saliba and Perini and using available competitive and comparative compensation data.

Securities and Exchange Commission

July 21, 2008

The parties agreed to an overall compensation package for Mr. Tutor’s services, which is reflected in the Employment Agreement, that they concluded was reasonable and competitive for comparable positions for publicly traded companies of similar size, geographic coverage and type of business and appropriate for his role as Chairman and CEO of the combined company.

Second, the Special Committee was mindful of the potential risks to the combined company if it were to lose the services of Mr. Tutor, as discussed in the Proxy Statement and as identified by the Staff in its comment. However, regarding the impact of Mr. Tutor’s continued employment on future cash flows as addressed in the Staff’s comment, the Special Committee did not specifically assess the potential impact of Mr. Tutor’s continued employment on future cash flows, as it assumed that Mr. Tutor would remain employed throughout the term of his Employment Agreement because he will have a significant ownership interest in the combined company that it expected would provide him with a significant economic incentive to remain employed by the combined company.

Finally, as discussed in the response to Comment 9 above, the merger consideration being paid for Tutor-Saliba in excess of the value of identifiable tangible and intangible assets represents the value of Tutor-Saliba’s geographic market presence, accumulated experience as a general contractor, relationships with suppliers and subcontractors, management team and assembled workforce and the ability of these elements to contribute to the generation of significant future cash flows. Such excess value represents the goodwill being acquired by Perini in the merger. While Perini evaluated Mr. Tutor’s contribution as an integral part of the Tutor-Saliba management team and assembled workforce, it concluded that the impact of his continued employment on future cash flows was not an identifiable intangible asset separable from goodwill.

Note 1 to Unaudited Pro Forma Condensed Financial Statements, page 114

11. We note your response to our prior comment 31. Please revise to quantify the amount assigned to your Nevada contractor’s license and clarify if the license has an indefinite term. To the extent that the license must be renewed, please clarify how you considered this fact in determining that the asset had an indefinite life.

In response to the Staff’s comment, Perini has revised Note 1 referred to by the Staff to provide the additional disclosure and clarification concerning the Nevada contractor’s licenses. In addition, Perini has revised the title of the line item in the table above presenting the allocation of the total preliminary estimated purchase price that was titled “Other” in Amendment No. 1 to read “Nevada contractor’s licenses” to show the amount of the preliminary estimated purchase price allocated to those licenses.

Securities and Exchange Commission

July 21, 2008

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to Perini or the Proxy Statement, please feel free to contact me by phone at (202) 879-5151 or by facsimile at (202) 879-5200 or my colleague, William Sorabella, by phone at (212) 446-4932 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Tutor-Saliba to Steven B. Stokdyk at Latham & Watkins LLP, counsel to Tutor-Saliba, by phone at (213) 891-7421 or by facsimile at (213) 891-8763.

Sincerely,

/s/ Mark D. Director
Mark D. Director

cc:	Michael R. Klein, Perini Corporation
Kenneth R. Burk, Perini Corporation
Ronald N. Tutor, Tutor-Saliba Corporation
Steven B. Stokdyk, Latham & Watkins LLP